Schering AG to raise dividend by 20 %

Berlin, December 20, 2005 - Schering AG (FSE: SCH, NYSE: SHR) announced today that a dividend of EUR 1.20 per share will be proposed to the Annual General Meeting on April 19, 2006 based on a continuous positive business development in 2005. This equals an increase of 20 percent compared to the previous year.

Furthermore, Schering announced a settlement with Bayer AG regarding parts of the warranty claims asserted by Bayer. This settlement relates to the sale of Schering's stake in the plant protection company Aventis CropScience in 2002. This will lead to a reversal of provisions with a positive one-time effect on the result after taxes of approximately seventy to a hundred million Euro.

This positive effect will partially compensate for potential negative one-time effects. These result from restructuring measures in regard to Schering's FOCUS-program, which, among other things, includes a strategic realignment of its radiopharmaceutical business CIS bio International.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Find additional information at: www.schering.de/eng